UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 June 2008

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report amends the report on Form 6-K filed on June 6, 2008, comprising a table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: June 12, 2008	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2007. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2007
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each(1)	150,000
Authorised preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each(1)	2,337,161
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each(1)	131,000
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,382
Share premium account	10,751
Other reserves	(170)
Other shareholders’ funds	2,687
Retained earnings	14,222

Shareholders’ equity excluding minority interests	29,872
Minority interests	1,949

Total Shareholders’ equity	31,821

Group indebtedness (2)
Subordinated liabilities (3)	18,150
Debt securities in issue(4)	120,228

Total indebtedness	138,378

Total capitalisation and indebtedness	170,199

Group contingent liabilities
Acceptances and endorsements	365
Guarantees and assets pledged as collateral security	35,692
Other contingent liabilities	9,717

Total contingent liabilities	45,774

Notes:

1.

Pursuant to an ordinary resolution of the company dated 8th April 2008, the share capital of the company was increased by the creation of 150,000,000 dollar preference shares of U.S. $0.25 each. On the 31st March 2008, Barclays Bank PLC issued 750,000 shares of £1 each. On the 11th April 2008, 100,000,000 non-cumulative callable dollar preference shares of $0.25 each were issued. On the 22nd April 2008 6,000,000 non-cumulative callable dollar preference shares of $0.25 each were issued.

2.	“Group indebtedness” includes interest accrued as at 31st December 2007 in accordance with International Financial Reporting Standards.
3.	On 23rd January 2008, Barclays Bank PLC issued €1,750,000,000 6.00% Fixed Rate Subordinated Notes due 2018. On 25th January 2008, Barclays Bank PLC issued €100,000,000 CMS-Linked Subordinated Notes due 2018. On 29th February 2008, Barclays Bank PLC issued £1,000,000,000 8.25% Undated Subordinated Notes. On 12th March 2008, Barclays Bank PLC redeemed €255,645,941 (formerly DEM 500,000,000) 5.50% Subordinated Notes due 2013. On 20th March 2008, Barclays Bank PLC issued €135,000,000 CMS-Linked Subordinated Notes due 2018. On 25th April 2008, Barclays Bank PLC issued US$2,000,000,000 7.70% Undated Subordinated Notes. On 12th May 2008, Barclays Bank PLC redeemed £300,000,000 9.875% Undated Subordinated Notes.
4.	In addition to this there were £52,320 million of debt securities in issue accounted on a fair value basis as at 31st December 2007.